

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re:** **First Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2010**
> **File No. 333-169499**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-148719**

Dear Ms. Ramirez-Martinez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page of the Registration Statement

1) We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. From your description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration cover page or advise us why you believe this is not an offering under Rule 415.

2) Please remove the last full paragraph, as you have already provided such language as required on the Prospectus Cover Page.

Prospectus Cover Page

3) We note that you are offering your securities at a fixed price of $0.05 per share. If true, please confirm that you will offer your securities at a fixed price of $0.05 per share for the duration of your offering, even if a market for your securities develops on the OTC-BB, and provide such assurance in your disclosure. If, in the alternative, you will sell your securities at prevailing market prices, should a market for your securities develop, please revise your disclosure accordingly.

4) Please revise your disclosure to provide your anticipated net proceeds on a per unit basis, in addition to your disclosure regarding aggregate net proceeds. Refer to Item 501(b)(3) of Regulation S-K.

5) Please revise your disclosure in this section to indicate that your stock is quoted on the OTC-BB but that a market for your securities has not yet developed. Also include the trading symbol(s) for your securities. Refer to Item 501(b)(4) of Regulation S-K.

6) Clarify in the first paragraph following the table, if true, that you have only commenced limited, organizational operations.

7) Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

8) Please update this page to include the date of the prospectus, pursuant to Item 501(b)(9) of Regulation S-K.

9) Please move the final paragraph of this section pertaining to dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 5

10) Delete the last sentence of your preliminary paragraph containing the defined terms since the meaning of each is clear from their context.

11) Please update your disclosure to provide a brief summary of your current financial condition. Within this section, advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern and quantify, to the extent practicable, the anticipated amount of capital you will need to continue as a going concern. Please discuss this estimate in your "Risk Factors" and "Management's Discussion and Analysis" sections.

Corporate History, page 5

12) Please revise your disclosure to briefly describe your change in control. In this regard, we note that you filed a Form 8-K on December 14, 2009 to disclose a change in control. Please also include this information in your "Description of Business" section on page 19.

13) Please revise your disclosure to briefly describe why you decided to enter the mining business, given the statements in the penultimate paragraph on page six that your sole officer and director is new to the mining industry. Please provide an expanded discussion of this decision in your "Description of Business" section on page 19.

14) We note your disclosure in this section that you have "staked four mining claims" and that you "seek to explore the claims for commercially exploitable reserves of valuable minerals." Please revise your disclosure to briefly describe the nature of these mining claims, with a view toward informing investors which minerals you seek to mine.

Plan of Operations, page 5

15) We note your disclosure in the second paragraph on page six that you have "selected Steven Radvak, our Vice President of Exploration, as our geologic consultant." Please revise your disclosure in this section, and throughout your registration statement, to further explain the nature of the employment relationship between Mr. Radvak and your company. Please clarify whether, as a Vice President, Mr. Radvak is an officer of your company. In this regard, we note that you refer to Mr. Radvak interchangeably as a Vice President and as a Consultant while also stating that you have no employees and only a sole officer and director. Please revise or advise and ensure that any applicable revisions are also applied to the "Directors, Executive Officers, Promoters and Control Persons" section on page 28 and in the "Security Ownership of Certain Beneficial Owners and Management" section on page 30. This comment also applies to future filings of your periodic reports, as applicable.

16) We note the four actions you intend to carry out over the next 12 months as a preliminary exploration program. Please revise your disclosure to quantify, to the extent practicable, the anticipated cost of these activities.

Summary of this Offering, page 7

17) Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

Risk Factors, page 8

18) Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." Please eliminate any such generic risks or revise them to state specific material risks to your company or to the purchasers of your common stock. For example, we note that the following risk factors appear to contain generic disclosures:

- Investing in the Company is a highly speculative investment and could result in the loss of your entire investment, page 8

- We may need additional capital in the future, and the sale of additional shares or equity securities could result in additional dilution to our stockholders, page 8

Please note these are examples only. Review your entire risk factor section and revise as necessary.

19) We note your disclosure that your sole officer and director, Ms. Ramirez-Martinez is a resident of Mexico. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Ms. Ramirez-Martinez. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on Ms. Ramirez-Martinez;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Ramirez-Martinez;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Ramirez-Martinez; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Ramirez-Martinez.

Alternatively, advise us as to why you believe such a risk factor is unnecessary.

20) We note your statement in the last sentence of the first paragraph under the "Risk Factors" section that "[c]urrently, shares of our Common Stock are publicly traded." Please revise your disclosure to explain what you mean when you state that your stock is publicly traded. In this regard, we note your statements under the second risk factor on page 12 that your stock is quoted, and that a public market in your securities has not yet developed. Please revise or advise

Risks Related to the Offering, page 8

As there is no minimum for our offering . . ., page 8

21) We note the last sentence of this risk factor which states that if you fail to raise sufficient capital in this offering you "would expect to have to significantly decrease operating expenses, which will curtail the growth of our business." Please revise your disclosure to provide, if true, that if you fail to raise sufficient capital your business may fail.

Risks Related to Our Business, page 9

We are an exploration stage company and may never be able to carry out our business or to achieve any revenues or profitability . . ., page 9

22) We note your statement in the last sentence of this risk factor that if you are "unable to generate significant revenues from the development of the MDZ Lode Claims" you will not be able to "earn profits or continue operations." Please revise your disclosure to quantify the "significant revenues" that will be necessary for you to continue operations.

We expect to incur operating losses in the future . . ., page 9

23) We note that your management believes that "the gross proceeds of $500,000 generated from this offering will be sufficient to continue our planned activities for no more than ten to twelve months after the offering." Please revise your disclosure to state whether management has formulated a plan to address your long term capital needs.

Our exploration activities may not be commercially successful . . ., page 9

24) We note your disclosure that a decision to abandon one of your projects may "reduce the trading price of our common stock." Please revise your disclosure to clarify, if true, that your stock is currently quoted, rather than traded and that a market for your stock has not yet developed.

Because the probability of an individual prospect ever having reserves is extremely remote . . ., page 10

25) Please revise your disclosure to state, if true, that if the MDZ Lode Claims do not contain reserves, you will likely have to cease operations and your business may fail.

Key management personnel may leave the Company . . ., page 11

26) Please revise your disclosure to further explain this risk factor, in light of your disclosure in the penultimate paragraph on page six that your sole officer and director has "only

recently become interested in natural resource exploration" and "does not have any technical credentials" in the exploration of mines. Please revise or advise.

We have a "going concern" opinion from our auditors . . ., page 11

27) Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern or explain to us why you feel such disclosure is not required.

Risks Relating to the Common Stock, page 12

Determination of Offering Price, page 13

28) We note your disclosure of the high and low bid prices for the first three quarters of the 2010 fiscal year and that the sporadic nature of OTC transactions in your securities led you to set a specific offering price for your securities, rather than selling the securities at prevailing market prices. Please disclose the factors you considered in setting your offering price at $0.05 per share and explain how you arrived at that figure. Refer to Item 505(a) of Regulation S-K.

Use of Proceeds, page 14

29) In accordance with Instruction 1 to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

30) We note your statements in the third paragraph under the "Corporate History" heading on page 5 that if extraction of minerals is not economically feasible, you will cease operations. Please disclose your use of any remaining proceeds in such a circumstance.

Plan of Distribution: Terms of the Offering, page 15

31) Please revise your disclosure to include the name of your executive officer and director that is conducting the self-underwritten offering.

32) Please revise your disclosure in the last sentence of the second paragraph on page 15 to clarify, if true, that Ms. Ramirez-Martinez will not, and *has not* participated in the selling of any securities for any issuer more than once every twelve months.

33) Please revise to clarify the manner in which subscribers of your shares will receive such shares.

Use of Proceeds, page 16

34) We note your disclosure in the asterisk footnote regarding the issuance of 200,000 restricted common shares to your Vice President of Exploration and geologic consultant for services rendered in lieu of cash compensation. Please tell us why the number of shares issued differs from the number of shares issued as disclosed in Note 7 to your interim financial statements on page F-10. In addition, please disclose the shares issued as consideration for the assistance provided by Alan Brown with the staking of mining claims disclosed in Note 7 to your interim financial statements on page F-10. Finally, please revise to clarify and/or supplement your disclosure in the asterisk footnote in light of the disclosures in Note 7 to your interim financial statements.

Dilution, page 17

35) We note that total consideration and price per share paid by existing shareholders in the first table includes stock-based compensation recognized in connection with the issuance of the shares to your president during most recent interim period. Please tell us why you believe stock based compensation represents cash consideration that should be reflected in the table. Please refer to Item 506 of Regulation S-K.

36) We note your disclosure that net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of September 16, 2010. We also note that you disclose net tangible book value per share at December 31, 2009 in the table of dilution to new investors. Please show us how you computed the net tangible book value per share amount at December 31, 2009 as presented in the table of dilution to new investors. In addition, we would expect you to compute the net tangible book value per share before the offering based on tangible assets, liabilities and the number of shares outstanding as of the same date, which should not precede the date of the most recent balance sheet date included in the filing. Please revise or advise. If net tangible book value per share before the offering was computed using tangible assets, liabilities and the number of shares outstanding as of September 16, 2010, please disclose net tangible book value and the number of shares outstanding as of that date, and disclose the reasons for any significant change as compared to the most recent balance sheet included in the filing.

Description of Property, page 17

37) We note your statement in the first paragraph of this section that you are currently using free office space. Please revise your disclosure to also provide the basis for this arrangement as well as how long you anticipate being able to use this space for free.

38) We note that the address provided on page 30 for Ms. Ramirez-Martinez, your sole officer and director and sole employee is in Guanajuato, Mexico, but that your office is located in San Diego, California. Please revise your disclosure to clarify who works in your San Diego office and describe the activity conducted.

39) We note the first sentence in the second paragraph of this section that you have "applied for a one-year lease with the Arizona Bureau of Land Management" and we also note the third sentence in the last paragraph on page 19 that you have "applied for and received a one year lease." Please revise your disclosure to clarify whether your lease application has been granted. Additionally, please disclose the information required by Industry Guide 7 of the Securities Act. Please ensure that you provide disclosure regarding your means of access to the property, a description of the lease by which you hold your interest in the MDZ Lode claims, including the dates of your lease and any conditions you must meet to retain the property, and the current condition of the property. This list is not exhaustive; refer to Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, Industry Guide 7, for additional detail.

Description of Securities, page 18

Anti-Takeover Provisions, page 18

40) Please describe your company's charter provisions that could delay or otherwise make a change in control difficult. In this regard, we note the last sentence of the first paragraph of this page which states "[h]owever, there exists such provisions in our charter that may make a change in control more difficult." If you do not have any such provisions, please remove the above sentence from your registration statement. If you do have charter or by-law provisions that would make a change in control more difficult, please revise the second sentence in the first paragraph on this page, stating that you do not have any such provisions.

Information with Respect to Registrant, page 18

41) Please revise your disclosure to provide the information required by Item 201 of Regulation S-K under an appropriate heading in this section. Within this section, please state whether your securities are traded on an established public market. Refer to Item 201(a) of Regulation S-K. Additionally, please revise your disclosure to provide the high and low bid information for the portions of 2009 that you were listed on the OTC-BB, as required by Item 201(a)(iii) of Regulation S-K. In this regard, we note that you provided high and low bid information for 2010 in the "Determination of Offering Price" section on page 13, but that you state in the same section that you were listed on the OTC-BB on March 12, 2009. Please revise or advise.

42) Please revise your disclosure to provide price information as of the latest practicable date, as required by Item 201(a)(v) of Regulation S-K.

43) Please disclose the approximate number of holders of your class of common equity, as of the latest practicable date, as required by Item 201(b)(1).

Description of our Business, page 19

44) Please revise your disclosure to discuss the methods by which you will distribute your minerals, if extracted, to customers. Refer to Item 101(h)(4)(ii) of Regulation S-K. Please also disclose whether you are required to deliver annual reports to security holders, and if not, whether you will voluntarily do so.

Our Acquisition of the Claims, page 19

45) We note that your lease *will* grant you the right to enter the property with your employees. Please revise your disclosure to clarify, if true, that you have not been on the property yet.

46) We note your statement in the last paragraph on page 19 that "we believe no insurance is necessary since the property is unimproved and contains no buildings." Please explain this statement in light of the fact that your lack of insurance is listed as the fourth risk factor on page 10. Please revise or advise.

History, page 21

47) We note your reference to reports of measured, indicated, and/or inferred resources in reference to quantity estimates in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove these quantity (tonnage) and quality (grade) estimates from your filing.

48) Please clarify whether your company owns the Moss Mine and the associated patented claims adjacent to your unpatented claims, or whether you have any agreements or options to explore these properties. In this regard, please note that your disclosure in this section, referring to mines and other mineral properties that exist in proximity to your property may cause investors to infer that your property also has commercial mineralization. Please describe only the geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Please establish the link between your property and any adjacent properties described. Otherwise, we believe that you should remove information about any mines, analogous properties, occurrences, or exploration activities by other companies operating near your properties, and instead focus your disclosure solely on your company's property.

Property Geology, page 22

49) Please disclose the basis of your statements in the first three paragraphs on page 22. Identify whether this information is based upon management's belief, industry data, reports, articles or any other source. If the statement is based on management's belief, please indicate that this is the case and include an explanation for the basis of this belief.

Alternatively, if this information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to indicate the section relied upon.

Competitive Factors, page 23

50) Please identify the way(s) in which you seek to compete with your larger competitors. Refer to Item 101(h)(4)(iv) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

Plan of Operation, page 24

51) Please revise your disclosure to explain how your operations will differ based on varying amounts of capital raised. For example, please describe what you plan to do if Phase I, II, or III is not successful. Additionally, please explain what you will do if you raise enough money to begin Phase I, II, or III, but do not have enough capital to complete the phase. This comment also applies to future filings of your periodic reports, as applicable.

52) Please revise the cost of Phase II of the exploration program to reflect the range of expenditures dependant on funding as disclosed in the use of proceeds on page 14.

53) Please include a brief description of the QA/QC protocols to inform readers regarding sample preparation, controls, custody, assay precision, and accuracy as these protocols relate to your exploration plans. This comment also applies to exploration and operational analytical procedures.

Regulations, page 25

54) Please revise your disclosure to quantify the costs and effects of compliance with federal, state, and local environmental laws. Refer to Item 101(h)(4)(xi). This comment also applies to future filings of your periodic reports, as applicable.

Management Discussion and Analysis, page 26

55) Much of the information provided in this section is repetitive and you do not provide all of the information required by Item 303 of Regulation S-K. "Management's Discussion and Analysis" should allow investors to view the company through the eyes of management and should not merely recite information that can be found elsewhere. Please revise this section to provide the disclosure required by Item 303 of Regulation S-K. In revising your disclosure, refer to "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial condition and Results of Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm. This comment also applies to future filings of your periodic reports, as applicable.

Results of Operations for the Period Ended June 30, 2010 Compared to June 30, 2009, page 26

Liquidity and Capital resources, page 26

56) Please disclose your material capital commitments as of the end of the last fiscal quarter and discuss the general purpose of such commitments, including the anticipated source of funds you will use to fulfill these commitments. See Item 302(a)(2) of Regulation S-K. In this regard, we note items on your balance sheet on page F-2 for "Accounts payable" of $5,745 and "Related party payable" of $16,478. Please revise or advise. This comment also applies to future filings of your periodic reports, as applicable.

57) We note that your company has received funding through a loan from a related party and that the terms of the loan are disclosed on page F-20. Please identify whether you anticipate that related parties will be willing to make capital contributions to your company in the future. Additionally, please note, if true, that the loan from your principal shareholder is due on demand and identify any capital resources you may have to repay the loan. This comment also applies to future filings of your periodic reports, as applicable.

Results of Operations for the Period Ended December 21, 2009 Compared to December 31, 2008, page 27

Results of Operations, page 27

58) Please revise the basic loss per share amounts disclosed in the second sentence to agree to the statements of operations on F-14. In addition, please disclose the reasons for the decrease in general compliance expenses.

Going Concern, page 28

59) We note that your auditor has expressed a going concern opinion. Please disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain operations. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

60) The terms development and production have very specific meanings within Industry Guide 7, available on our website at www.sec.gov/about/forms/industryguides.pdf. These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development, and production throughout your document, and replace this terminology, as needed, with

terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7.

61) We note your disclosure that you plan to invest in and develop all types of businesses related to the medical accounting and management industry, which is inconsistent with your disclosure throughout the document. Please update this disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 28

62) Item 401(e) of Regulation S-K requires a brief discussion of the experiences and qualifications of each of your directors and executive officers that led to the conclusion that the individual serve as your officer or director, in light of the business in which you are involved. This section also requires disclosure of the principal business of any corporation that employed the officer or director within the past five years. Please revise your disclosure accordingly. This comment also applies to future filings of your periodic reports, as applicable.

63) Please disclose the term of office for your director and executive officer(s). Please also disclose the period(s) during which Ms. Ramirez-Martinez has served as a director and executive officer. Refer to Items 401(a) and (b) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

Significant Employees/Consultants, page 28

64) We note that you have apparently identified Mr. Radvak as a significant employee. We also note your disclosure on page F-10 that you issued 100,000 shares of common stock to Mr. Radvak and 100,000 shares to Mr. Alan Brown on September 8, 2010. Please revise your disclosure to clarify the relationship of Messrs Radvak and Brown to the company.

Executive Compensation, page 29

65) Please revise your disclosure to provide the information required by Items 402(m)-(r) of Regulation S-K. In this regard, please note that Item 402(n) requires disclosure of executive compensation data for the two most recently completed fiscal years and that Item 402(n)(2)(ix)(D)(2) requires disclosure of the amount paid to an executive officer in connection with a change in control of the company. This comment also applies to future filings of your periodic reports, as applicable.

Summary Compensation Table, page 29

66) We note that your executive compensation table indicates that Ms. Ramirez-Martinez did not receive any compensation in 2010. Please reconcile this with the $875,000 in stock-

based compensation disclosed in your financial statements and the statement in Note 5 on page F-9 that "[d]uring the period ended June 30, 2010, the Company issued to the President of the Company, $10,000,000 shares of its par value common stock." Additionally, please include a note to any compensation disclosed for 2010 stating that the amounts disclosed only cover the year to date. This comment also applies to future filings of your periodic reports, as applicable.

Certain Relationships and Related Transactions, page 30

67) Please revise your disclosure to include a description of Ms. Ramirez-Martinez's other business activities and any potential conflicts of interest that may arise from these business activities. This comment also applies to future filings of your periodic reports, as applicable.

68) Please describe the terms of the cash advance from your principal shareholder to your company, that is listed under "Note 4 – Related Party Payables" on page F-20. Refer to Item 404(d)(1) of Regulation S-K.

69) We note your disclosure on page five that, as of September 30, 2008, you became a shell company. We also note that you filed a Form 8-K on December 12, 2009 to disclose a change in beneficial ownership and a change in control of your company. Accordingly, please provide the disclosure required by Item 404(c)(2) of Regulation S-K, applicable to any person who acquired control of a shell company.

70) Please revise your disclosure to indicate whether your current director, and any person serving as a director during any part of the last completed fiscal year is independent, and disclose the definition used to determine independence. This comment also applies to future filings of your periodic reports, as applicable.

Financial Statements

71) We note your disclosure on page 19 that you received a one-year lease from the Arizona Bureau of Land Management to prospect, explore, test, develop, work and mine the property containing your staked claims. Please disclose the terms of the lease and provide the disclosure required by ASC 840 or tell us why no disclosure is required.

Note 1 - Nature of Operations, page F-6

72) Please revise your disclosure in this section to clarify, if true, that you no longer intend to become a third-party reseller of medical office solutions and update this Note to reflect your new intended line of business. Please revise or advise and make any applicable revisions to "Note 1 – Nature of Operations" on page F-17.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

73) Please revise your disclosure to indicate the exemption relied upon in the transaction between Ms. Ramirez-Martinez and Mr. MacLean which took place on December 3, 2009. Additionally, briefly describe the circumstances relied upon in each of the transactions in this section to make each applicable exemption available. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page III-3

74) We note the third sentence in the last paragraph on page 19 that you have "applied for and received a one year lease" with the Arizona Bureau of Land Management. Please file a copy of this lease as an exhibit to your registration statement, as required by Item 601(b)(10)(ii)(D) of Regulation S-K, or provide an explanation as to why you believe such disclosure is not required.

75) We note that your Amended and Restated Articles of Incorporation are not filed as Exhibit 3.1a, but were previously filed as Exhibit 3 to Form 8-K filed September 3, 2009. Please revise your incorporation by reference accordingly.

Exhibit 5.1

76) We note that the date of your legal opinion is qualified as to the date of the opinion. It will be necessary for counsel to file an opinion dated as of the effective date, or to remove the qualifying language from the opinion. Further, with your revised counsel's opinion, please include the file number of the registration statement.

Exhibit 23.1

77) Please have your independent accountant revise the written consent to refer to the report on the audited financial statements included in the filing.

Signatures, page II-5

78) Your Form S-1 is not signed as provided in the Form. The signature of Ms. Ramirez-Martinez in her individual capacity should also include her individual titles of "Principal Executive, Financial and Accounting Officer" at the bottom of this page.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T) Controls and Procedures, page 9

79) Please file an amended Form 10-K that discloses whether you have established any disclosure controls or procedures and detailing management's conclusions regarding the effectiveness of these controls, as required by Item 307 of Regulation S-K. In this regard, we note that several of your Form 8-Ks were not timely filed. Please note this fact in your disclosure and disclose any effect these late filings had on management's conclusion regarding the effectiveness of your disclosure controls and procedures, if any.

80) In your amended 10-K, please indicate whether there were any changes in your internal controls over financial reporting during the fiscal quarter preceding the filing of your Form 10-K that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

81) We note your statement in the third material weakness that "controls were not designed and in place to ensure that equity transactions were properly reflected." In your amended filing, please differentiate whether your controls, as designed, were ineffective, or rather that the controls, as implemented, were ineffective.

Part III

Directors and Executive Officers, page 10

Involvement in Certain Legal Proceedings, page 10

82) In future filings please ensure that your disclosure regarding the involvement of your directors, officers, promoters and control persons in legal proceedings covers the preceding 10 years, as required by Item 401(f).

Signatures, page 15

83) Please include each capacity in which Ms. Ramirez-Martinez signed the report in the second block. Please refer to general instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mine Engineer, at (202) 551-3718, if you have questions on the engineering comments or related matters. Please contact Lisa Kohl, Staff Examiner, at (202) 551-3252 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carrillo Huettel, LLP
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